AB
3/19

15049562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 04 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grandwood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Liquid Technologies, 140 58th St. Suite 8C
(No. and Street)

Brooklyn (City) NY (State) 11220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam Birnbaum (212) 684-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

250 West 57th Street, Suite 1632 (Address) New York (City) NY (State) 10107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ICW
3/17

OATH OR AFFIRMATION

I, Adam Birnbaum, Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandwood Securities, LLC (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

STEVEN M LOESCH
Notary Public - State of New York
NO. 01LO6275567
Qualified in Nassau County
My Commission Expires 1/28/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grandwood Securities LLC
(SEC I.D. No. 8-65964)

REPORT ON AUDIT OF FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

GRANDWOOD SECURITIES, LLC

Table of Contents

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Grandwood Securities LLC

We have audited the accompanying financial statements of Grandwood Securities LLC, (the "Company") (a New York corporation), which comprise the statement of financial condition as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grandwood Securities LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

GRANDWOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	45,647
Prepaid expenses		5,228
Total Assets	$	50,875

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	-
Total Liabilities		-
Contingencies		-
Member's equity		50,875
Total Liabilities and Member's Equity	$	50,875

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Grandwood Securities, LLC (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is wholly owned by Grandwood Capital, LLC, a privately owned New York limited liability company.

The Company was incorporated on December 2, 2002, and was approved as a registered broker-dealer on November 26, 2003.

The Company is engaged in private placement transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair market value.

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company at present is entirely owned by Grandwood Capital, LLC. Therefore Grandwood Capital, LLC is responsible for any taxes resulting from its ownership of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2014 the Company had net capital of $45,647. This amount was $40,647 in excess of the FINRA minimum capital requirement.

4. RELATED PARY TRANSACTIONS

The Company received administrative services from the sole members of the organization, Grandwood Capital, LLC, through the use of an operating agreement for rent, insurance, office supplies, computers, etc.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through **February 2, 2015**, which is the date the financial statements were available to be issued.